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                                    FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549






                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934



                                 April 26, 2005






                               LIHIR GOLD LIMITED


                             Level 7, Pacific Place
                     Cnr Champion Parade & Musgrave Street
                         Port Moresby, Papua New Guinea
                    (Address of principal executive office)



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Pursuant to the requirements of the Securities Exchange Act of 1934, the
Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

LIHIR GOLD LIMITED



By:    /s/ Mark Laurie
       Name:  Mark Laurie
       Title: Company Secretary


Date:  26 April 2005
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                               [LIHIR GOLD LOGO]

                                   LIHIR GOLD
                                    LIMITED
                        INCORPORATED IN PAPUA NEW GUINEA
                               ARBN 0-69 803 998

26 April 2005


Company Announcements Office
Australian Stock Exchange Limited
Exchange Centre, Level 6
20 Bridge Street
Sydney NSW 1215

Dear Sirs

RESULTS OF VOTING AT 2005 ANNUAL GENERAL MEETING

In accordance with Listing Rule 3.13.2, I confirm that the resolutions put to shareholders at the company's annual general meeting held in Port Moresby today, were each passed by votes taken on a show of hands. The resolutions related to the following matters:

1. Re-election of Mrs Winifred Kamit as a director.

2. Re-election of Mr Peter Cassidy as a director.

3. Re-appointment of PricewaterhouseCoopers as auditors.

I also attach information relating to disclosure of proxy votes.

Yours faithfully

/s/ Mark Laurie

MARK LAURIE
COMPANY SECRETARY

LIHIR MANAGEMENT COMPANY LTD ARBN 059 005 766 THE MANAGER OF LIHIR GOLD LIMITED
                              PORT MORESBY OFFICE
7TH FLOOR, PACIFIC PLACE, CNR, CHAMPION PARADE & MUSGRAVE STREET, PORT MORESBY, P.O. BOX 789, PORT MORESBY, TELEPHONE (675) 321 7711, FACSMILIE (675) 321 4705
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                               LIHIR GOLD LIMITED
                                ARBN 069 803 998
                    ANNUAL GENERAL MEETING -- 26 APRIL 2005

                           DISCLOSURE OF PROXY VOTES

The following information is provided to Australian Stock Exchange Limited in relation to resolutions passed by members of Lihir Gold Limited at its annual general meeting held on 26 April 2005:

RESOLUTION                          RE-ELECTION OF MRS WINIFRED   RE-ELECTION OF DR PETER CASSIDY AS   RE-APPOINTMENT OF THE AUDITOR
                                    KAMIT AS A DIRECTOR           A DIRECTOR
----------                          ---------------------------   ----------------------------------   -----------------------------
TOTAL NUMBER OF PROXY VOTES
EXERCISABLE BY PROXIES VALIDLY
APPOINTED                                262,806,468                       262,806,468                      262,806,468

TOTAL NUMBER OF PROXY VOTES IN
RESPECT OF WHICH THE APPOINTMENTS
SPECIFIED THAT:

  -- THE PROXY IS TO VOTE FOR THE
     RESOLUTION                         250,398,708                       253,771,945                       253,200,728

  -- THE PROXY IS TO VOTE AGAINST
     THE RESOLUTION                      3,914,180                            523,453                         1,640,159

  -- THE PROXY IS TO ABSTAIN ON
     THE RESOLUTION                      1,232,534                          1,238,519                           692,951

  -- THE PROXY MAY VOTE AT THE
     PROXY'S DISCRETION                  7,261,046                          7,272,551                         7,272,630

Company Secretary
Lihir Gold Limited
26 April 2005

/s/ Mark Laurie
----------------------
Mark Laurie

Note: Each of the above resolutions was decided by show of hands. No pool was demanded on any of the resolutions.